

16014120

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CKS Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N. Scottsdale Road; Suite 390
(No. and Street)

Scottsdale | AZ | 85250
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer L. Todd 480-451-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA PCAOB#2253
(Name – *if individual, state last, first, middle name*)

11225 North 28th Drive; Suite D-101 | Phoenix | AZ | 85029
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer L. Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CKS Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public


JAMES P. DUELING
Notary Public - Arizona
Maricopa County
My Comm. Expires Sep 5, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CKS SECURITIES, LLC

Scottsdale, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2015

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

CKS SECURITIES, LLC

Year Ended December 31, 2014

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
CKS Securities, LLC:

We have audited the accompanying statement of financial condition of CKS Securities, LLC as of December 31, 2015, the related statements of operations, changes in members equity, and cash flows for the year then ended. These financial statements are the responsibility of CKS Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CKS Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information in schedules I to III has been subjected to audit procedures performed in conjunction with the audit of CKS Securities, LLC's financial statements. The supplemental information in schedules I to III is the responsibility of CKS Securities, LLC's management. Our audit procedures included determining whether the supplemental information in schedules I to III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in schedules I to III. In forming our opinion on the supplemental information in schedules I to III, we evaluated whether the supplemental information in schedules I to III, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information in schedules I to III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Phoenix, Arizona
February 26, 2016

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

CKS SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:	
Cash	$ 111,554
Accounts receivable	(256)
Total current assets	111,298
Furniture, at cost, net of accumulated depreciation	5,286
	$ 116,584

MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 1,575
Accrued expenses	8,100
Total current liabilities	9,675
Member's equity:	
Capital	177,811
Accumulated loss	(70,902)
Total member's equity	106,909
	$ 116,584

See accompanying notes.

CKS SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2015

Revenue:	
Fee income	$ 3,236,433
Expenses:	
Insurance	11,061
Rent	91,200
Depreciation	714
Commissions	2,929,786
Marketing	368
Professional fees	53,288
Office expenses	29,621
Regulatory fees	28,809
	3,144,847
Net income	$ 91,586

See accompanying notes.

CKS SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Capital	Accumulated Loss	Total
Balance, December 31, 2014	$ 177,811	(162,488)	15,323
Net loss		91,586	91,586
Balance, December 31, 2015	$ 177,811	(70,902)	106,909

See accompanying notes.

CKS SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 91,586
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	714
Decrease in accounts receivable	256
Decrease in accounts payable	(711)
Increase in accrued expenses	2,500
Net cash provided by operating activities	94,345
Cash flows from investing activities:	
Purchase of furniture	(6,000)
Net cash used by investing activities	(6,000)
Net increase in cash	88,345
Cash, beginning of year	23,209
Cash, end of year	$ 111,554

See accompanying notes.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2015

---

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in March, 2009 to operate as a middle-market investment bank providing merger, acquisition, valuation and merchant banking advisory services to clients.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Depreciation

Depreciation of furniture is provided principally on the straight-line method over an estimated useful life of seven years.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash and accounts receivable, which are carried at fair value.

Expense sharing

The Company has an expense sharing agreement with its owner, CKS Advisors, LLC whereby certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2015

(2) Revenue recognition:

The Company recognizes fee income on financing, merger and acquisition transactions on the closing statement date. Advisory fee income is recognized on a monthly basis during the contracts, of generally six months. Related commission expenses are accrued as the income is recognized.

(3) Furniture

Furniture	$ 6,000
Less: Accumulated depreciation	714
	$ 5,286

(4) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Rent	$ 91,200
Legal fees	1,500
Other office expenses	27,358
	$ 120,058

(5) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company's tax returns remain open for three years for Federal examination. At December 31, 2015, income tax years that remain subject to examination by major jurisdictions are 2012 to 2015.

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2015, the Company had net capital of $101,623, which was $96,623 in excess of its required capital of $5,000.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2015

(6) Subsequent events:

The entity did not have any subsequent events through February 16, 2016, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2015.

CKS SECURITIES, LLC
SCHEDULE 1

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Member's equity (capital) per balance sheet at December 31, 2015	$	106,909
Less not allowable assets and deductions:		
Furniture, at cost, net of accumulated depreciation		5,286
Net capital for FINRA requirement purposes as of December 31, 2015		101,623
Net capital required		5,000
Net capital in excess of amount required	$	96,623

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015

CKS SECURITIES, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

CKS SECURITIES, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
CKS Securities, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) CKS Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CKS Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) CKS Securities, LLC stated that CKS Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CKS Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about CKS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Phoenix, Arizona
February 26, 2016

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

CKS Securities, LLC's Exemption Report

CKS Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): [(2)(ii)]

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

____
CKS Securities, LLC

I, Jennifer Todd, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Title: 

February 26, 2016

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON-PROCEDURES

To the Member
CKS Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CKS Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7. The Company's management is responsible for its Form SIPC-7. This agreed-upon-procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenues in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2015 with the amounts reported on Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Phoenix, Arizona
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******2984*********************MIXED AADC 220
068194 FINRA DEC
CKS SECURITIES LLC
6263 N SCOTTSDALE RD STE 390
SCOTTSDALE AZ 85250-5438

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8091.08

B. Less payment made with SIPC-6 filed (**exclude interest**) (4263.58)

7/20/15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3827.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3827.50

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CKS Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 22 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,236,433
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 3,236,433
2e. General Assessment @ .0025	$ 8,091.08 (to page 1, line 2.A.)